UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A

Amendment No.1

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: **Eysz, Inc.**

Legal Status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **Delaware**

Date of Organization: **May 31, 2018**

Physical address of issuer: **107 Sandringham Rd., Piedmont, CA 94611**

Website of issuer: **www.eyszlab.com**

Address of counsel to the issuer for copies of notices:
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the offering will be conducted: **Bioverge Portal, LLC**

CIK number of intermediary: **0001737940**

SEC file number of intermediary: **007-9999999996-18-015080**

CRD number, if applicable, of intermediary: **005022636**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: **The intermediary will receive a $10,000 setup fee and a commission equal to 5% of the gross proceeds of the offering. In addition, the intermediary will receive a commission equal to 2% of the securities sold in the offering under this offering statement.**

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: **N/A**

Type of security offered: **Crowd SAFE**

Target number of securities to be offered: **50,000**

Price (or method for determining): **$1.00**

Target offering amount: **$50,000.00**

Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Oversubscriptions Accepted:

☑ **Yes**
☐ **No**

If yes, how oversubscriptions will be allocated:

☐ **Pro-rata basis**
☐ **First-come, first-served basis**
☑ **Other: At the Company's discretion**

Maximum Offering amount: **$1,070,000.00**

Deadline to reach target offering amount: **6 months following the original Form C filing date of March 29, 2021**.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **2**

	Most recent fiscal year end (2020)	**Prior fiscal year end (2019)**
Total Assets	$1,349,761	$458,558
Cash & Cash Equivalents	$1,192,495	$406,041
Accounts Receivable	$0	$0
Short-term Debt	$119,486	$72,394
Long-term Debt	$1,374,000	$274,000
Revenues/Sales	$123,113	$150,000
Cost of Goods Sold	-	-
Taxes Paid	-	$9,564
Net Income	($263,018)	$61,366

Jurisdictions in which the issuer intends to offer the securities:

United States - Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

Eysz, Inc.

BY: /s/ Rachel Kuperman

Name: Rachel Kuperman

Title: Founder and Chief Executive Officer

Date: April 8, 2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

    /s/ Parth Amin

Name: Parth Amin

Title: Co-founder and Chief Operating Officer

Date: April 8, 2021

    /s/ Randy Berholtz

Name: Randy Berholtz

Title: Director

Date: April 8, 2021

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 1 to the Offering Statement on Form C of Eysz, Inc. is being filed to make the following material changes:

- The Company is disclosing that it may concurrently offer securities in a separate offering under Regulation D of the Securities Act of 1933, as amended or under another applicable exemption from the registration requirements of the Securities Act and the terms of such concurrent offering may be more favorable to investors in that concurrent offering than the terms of the offering contemplated by this offering statement are to investors in this offering. Any amounts raised in such concurrent offering or the terms of any such concurrent offering will not be considered by the Company to be a material change such that the Company will not make a further amendment to this Form C to disclose the consummation of any such concurrent offering.

- Investors who invest at least $50,000 in this offering will be considered "Major Investors." Any Crowd SAFE acquired by a Major Investor will be convertible at the lower of (a) 80% of the price paid by investors in the equity financing resulting in the conversion of the Crowd SAFE or (b) the price obtained based upon the applicable valuation cap. Whereas the Crowd SAFE of investors who are not Major Investors will not receive the benefit of the discount so such Crowd SAFEs will convert at the price obtained based upon the applicable valuation cap with no regard to any discount.

- The Board of Directors of the Company will be granted an irrevocable proxy to vote any shares of preferred stock issuable upon conversion of the Crowd SAFE. Previously, the Intermediary instead of the Board of Directors of the Company was granted this proxy.

OFFERING STATEMENT
OF
EYSZ, INC.



Eysz, Inc., a Delaware corporation (the "**Company**," "**Eysz**," "**we**," or "**us**"), is seeking to raise a minimum of $50,000 (the "**Target Amount**") of the Crowd SAFE (the "**Securities**") and may raise up to $1,070,000 worth of the Securities ("**Maximum Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). The Securities will be sold in increments of $1.00 and the minimum investment amount for each investor is $500 ("**Minimum Investment Amount**").

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD ONLY INVEST IN THIS OFFERING IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

ELIGIBILITY

All of the following are true for the Company:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company is eligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company has filed with the Securities and Exchange Commission (the "Commission") and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Company and its predecessors **have not** previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST IS THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in

connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT THE COMPANY

Name of the Company: Eysz, Inc.

Company State of Formation: Delaware

Company Date of Formation: May 31, 2018

DIRECTORS OF THE COMPANY

Information about the Company's Board of Directors: The following persons have been duly appointed to serve as members of the Company's board of directors. Next to each board member is an included work history for at least the prior three years (from the date of the Offering):

Rachel Kuperman

Dates of Board Service:

> May 31, 2018 - Present

Principal Occupation:

> Corporate Executive, Physician

All positions and offices held with the Company (including dates):

> Founder and CEO (May 2018 – Present)

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
University of California, San Francisco	Academia	Faculty	January 2019 – February 2020	Covered inpatient call at UCSF Benioff taking care of acute neurology patients in the hospital and emergency rooms and reading urgent EEGs and inpatient EEGs
Pediatric Multispecialty Medical Group	Healthcare	Physician	June 2008 – December 2018	Established and developed the pediatric epilepsy program and surgical program. Medical director of the tuberous sclerosis clinic and ran the clinical research program in neurology.

Education:

University of California, San Francisco – Neurophysiology Fellowship

Columbia Presbyterian Hospital – Pediatric Neurology Fellowship

New York University – General Pediatrics Residency

University of California, San Francisco – M.D., Medicine

University of California, San Diego – B.S, Physics

Randy Berholtz

Dates of Board Service:

September 30, 2019 - Present

Principal Occupation:

Corporate Executive

All positions and offices held with the Company (including dates):

None other than board service as specified above.

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
Innovus Pharmaceuticals	Pharma	Executive Vice President, Corporate Development and General Counsel	January 2017 – Present	Oversee corporate development, business development, legal and intellectual property at the company

Education:

University of San Diego – MBA, Business Administration and Management

Yale – JD, Law

University of Oxford – M. Litt, Politics

Cornell University – BA, Political Economy

OFFICERS OF THE COMPANY

Information about the Company's duly appointed officers: The following persons have been duly appointed to serve as the officers of the Company's. Next to each officer is an included work history for at least the prior three years (from the date of the Offering):

Rachel Kuperman

Title

Chief Executive Officer

Dates of Service

May 2018 - Present

For information about Rachel, please see the "Directors of the Company" Section above.

Parth Amin

Title

Chief Operating Officer

Dates of Service:

Jan 1, 2020 – Present

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
Alliance Dynamics	Management Consulting	Founder	October 2016 – Present	Consult with companies on all aspects of alliances and partnerships

Education:

Washington University in St. Louis – B.E, Electrical Engineering

Birmingham Southern College – B.S, Pre-Engineering

PRINCIPAL SECURITY HOLDERS

The following chart lists the names and voting interest of each person who, as of March 29, 2021, is the beneficial owner of 20% or more of the Company's outstanding voting equity securities:

Name	Number and Class of Securities Now Held	% of Voting Power Prior to Offering
Rachel Kuperman	4,736,071 (Common Stock)	62.84%
Parth Amin	1,696,000 (Common Stock)	22.50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

1.   Attached to this Offering Statement as Exhibit C is a detailed Company Profile that is being posted on the Intermediary's website as part of this Offering. The Company Profile contains a detailed description of our business and our business plan. You should review the Company Profile carefully. The Company Profile is incorporated by reference into this Offering Statement.

RISK FACTORS

2.   General Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD ONLY INVEST IN THIS OFFERING IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

3.   **Material Factors that Make an Investment in the Company Speculative or Risky**

Risk Factors Related to the Company and its Business:

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early-stage company and have not yet generated any profits.

Eysz, Inc. was formed in 2018. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation of the company at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We have an evolving business model.

Our business model is one of innovation, including continuously working to establish and expand our portfolio of products and/or services to our clients. It is unclear whether these products/services will be successful. Further, we will continuously try to offer additional types of products/services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our product/service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We are in a highly regulated industry.

We are a software company in the healthcare industry, and we are regulated by the Food and Drug Administration (FDA) as a medical device. Hence, we are required to comply with complex laws and regulations at both the state and federal level,If we expand to international markets in the future, we will also become subject to the respective laws and regulations of the respective international markets. In particular, we are subject to extensive regulation covering the quality, labeling, promotion, reporting distribution, and manufacturing of our products. In addition, we are subject to ensuring and maintaining privacy and security of personal health information. We continue to monitor and respond to changes in the regulatory landscape, however there can be no assurance that our operations will not be challenged or impacted by such changes or enforcement of these laws and regulations.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Founder and Chief Executive Officer, Rachel Kuperman, and our Co-founder and Chief Operating Officer, Parth Amin. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We are dependent on general economic conditions.

Our ability to grow as a business is dependent not only having a successful business model but also having access to investors. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our growth and ultimately our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Changes to healthcare policies as set by the U.S. government may have a material adverse impact on our business.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payors to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our business, financial condition and results of operations.

We face significant market competition.

We develop and provide solutions to help clinicians manage the neurological health of their patients better. We compete against a variety of established companies in the market as well likely new entrants into the market. Some of these follow a regulatory and reimbursement model that is different from ours and might provide them competitive advantages. Additionally, some competitors and future competitors may be better capitalized than us and have established distribution channels, which would give them a significant advantage in marketing and operations. As a result, we may not be able to compete effectively against these companies or their products, which may adversely impact our business.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

Although we had modest net income in 2019, we had a net loss of $263,018 in 2020. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face

16

dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: reimbursement policies, healthcare policies, regulatory frameworks, competition, and general economic conditions, our ability to market our products/services, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds it will not succeed.

Even if the maximum offering amount is raised under this offering, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only a portion of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We do not have any alternative sources of funds committed.

There is only a small minimum amount set as a condition to closing this Offering.

Because this is a "best efforts" offering with only a small minimum amount, we will have access to any funds tendered once we receive this minimum amount of commitment from investors. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

Risk Factors Related to the Securities and the Offering:

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Safe may also adversely affect the price that you might be able to obtain for the Crowd Safe in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under

applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no current market for our Securities.

There is no formal marketplace for the resale of the Securities or the underlying shares of stock. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Crowd Safe is "worth" at any time.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Voting control will be given to a small number of shareholders.

Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Target Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Target Amount, affiliates can contribute the balance so that there will be a closing. The Target Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Target Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Target Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its Maximum Amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

The Company has the right to sell securities in concurrent or subsequent offerings on terms that are better than the terms of this offering.

The Company may concurrently (or following the closing of this offering) offer securities in a separate offering under Regulation D of the Securities Act of 1933, as amended or under another applicable exemption from the registration requirements of the Securities Act and the terms of such

concurrent offering may be more favorable to investors in that concurrent offering than the terms of the offering contemplated by this offering statement are to investors in this offering. This means that other investors may receive more senior securities, securities with a lower valuation cap or based upon a lower premoney valuation, securities with more rights such as participation rights, rights of first refusal, co-sale rights, voting rights, information rights or registration rights. The issuance of such other securities may be dilutive to you and may reduce the amount that you would receive if there is a liquidation or sale of the Company. Any amounts raised in such concurrent offering or the terms of any such concurrent offering will not be considered by the Company to be a material change such that the Company will not make a further amendment to this Form C to disclose the consummation of any such concurrent offering.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE OFFERING

4.   **What is the Purpose of this Offering?**

The Company intends to use the net proceeds of this Offering primarily to cover expenses related to product development, regulatory, clinical study, and general corporate purposes as listed in Item 2 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

5.   **How does the Company Intend to use the Proceeds of this Offering?**

	If Target Amount Sold ($50,000)	If Maximum Amount Sold ($1,070,000)
Offering Expenses		
Bioverge Portal, LLC Fee	$10,000	$10,000
Bioverge Success Fee	$2,500	$53,500
Net Proceeds	**$37,500**	**$1,006,500**
Use of Net Proceeds		

Research and Development/ Regulatory	$13,125	$352,275
Clinical Study	$15,000	$402,600
General Corporate Purposes	$9,375	$251,625
Total Use of Proceeds	**$37,500**	**$1,006,500**

The chart above is not inclusive of fees paid for payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. At the conclusion of the Offering, in addition to the fee paid to the Intermediary consisting of five percent (5%) commission based on the amount of investments raised in the Offering, the Intermediary will also receive a number of Securities of the Company that is equal to two percent (2.0%) of the total number of Securities sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.

6.   **How will the Company Complete the Transaction and Deliver Securities to the Investors?**

If we reach the Maximum Amount prior to the deadline, we may conduct an initial closing of the Offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Bioverge Portal, LLC will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Bioverge Portal, LLC's discretion until the deadline date.

7.   **How Can an Investor Cancel an Investment Commitment?**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

8.   **Description of the terms of the securities being offered.**

To view a copy of the Crowd SAFE you will purchase, please see Exhibit A, Investor Contracts. The main terms of the Crowd SAFEs are provided below.

General

A Crowd SAFE is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date, in connection with a specific event. A Crowd SAFE is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of the Crowd SAFE

The Crowd SAFE will only convert into capital stock of our company upon the occurence of the following events: an Equity Financing or Subsequent Equity Financing and then only at our option.

The Crowd SAFE defines Equity Financing as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

In connection with an Equity Financing, we may, at our option, convert the Crowd SAFE into shares of our preferred stock that are issued in connection with the Equity Financing, which we refer to as Conversion Stock, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd SAFE (i.e., the investment amount) by the Conversion Price, which is defined below. The issuance of Conversion Stock will be on the same terms and conditions applicable to the stock sold in the Equity Financing; provided, however, that you will receive shares of a shadow series, as we describe below, with certain limited rights.

The Conversion Price applicable to an Equity Financing is the lower of:

(A) the product of (i) one minus any applicable Discount (which is 20% of Major Investors (as defined below)) multiplied by (ii) the price paid per share for preferred stock by investors in the Equity Financing, or

(B) the quotient resulting from dividing (i) the Valuation Cap by (ii) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Equity Financing but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Only Major Investors will be entitled to the 20% discount described in the definition of Conversion Price above. A Major Investor is any investor who purchases at least $50,000 of Crowd SAFEs in this Offering.

The Valuation Cap is equal to $15 million for investors who invest during the first 120 days of the Offering (until July 27, 2021) and is equal to $18 million for investors who invest after the first 120 days of the Offering (after July 27,2021).

The shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price

The investors will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy to the board of directors of the Company.

Liquidity Event

A Liquidity Event is defined as a Change of Control or an IPO.

A Change of Control is basically (a) a transaction where a person or group of people become the owners of more than 50% of our voting securities, (b) a merger or other business combination where our stockholders end up owning less than 50% of the voting securities of the surviving company after the merger or business combination or (c) a sale lease or other disposition of all or substantially all of the assets of our company.

An IPO is a firm commitment underwritten initial public offering of the common stock of our company pursuant to an effective registration statement that we file with the SEC.

If there is a Liquidity Event before any Equity Financing, you will, at your option, either (i) receive a cash payment equal to the amount you invested or (ii) automatically receive from us a number of shares of our Common Stock equal to the amount you invested divided by the Liquidity Price (defined below), if you fail to select the cash option. The cash amount will be due and payable by the Company to you immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay you and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to your respective investment amounts.

The Liquidity Price means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

The Liquidity Capitalization means number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

Dissolution Event

If there is a Dissolution Event before the Company will distribute its entire assets legally available for distribution with equal priority among the (i) you (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination of Crowd SAFE

The Crowd SAFE will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd SAFEs into Conversion Stock; or (b) the payment or setting aside of amounts due to the investor pursuant a Liquidity Event or a Dissolution Event.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd SAFEs or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd SAFEs are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd SAFEs do not have any voting rights. Further, upon conversion of the Crowd SAFEs into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy to the board of directors of the Company.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Company May Issue Senior Securities or Securities with Better Terms in a Concurrent Offering

The Company may concurrently offer securities in a separate offering under Regulation D of the Securities Act of 1933, as amended or under another applicable exemption from the registration requirements of the Securities Act and the terms of such concurrent offering may be more favorable to investors in that concurrent offering than the terms of the offering contemplated by this offering statement are to investors in this offering. Any amounts raised in such concurrent offering or the terms of any such concurrent offering will not be considered by the Company to be a material change such that the Company will not make a further amendment to this Form C to disclose the consummation of any such concurrent offering. See "Risk Factors -- The Company has the right to sell securities in concurrent or subsequent offerings on terms that are better than the terms of this offering."

9. **Do the securities offered have voting rights?**

No

10.   **Are there any limitations on any voting or other rights identified above?**

      Yes: There are no voting rights

11.   **How may the terms of the Securities offered be modified?**

The Crowd SAFE may be amended by a written agreement between the Company and the holders of the majority in the Purchase Amount of Crowd SAFEs.

RESTRICTIONS ON TRANSFER

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securites are transferred:

      (1) to the issuer;

      (2) to an accredited investor;

      (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

      (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

12.   **The following includes the authorized and outstanding securities of the Company and the material terms of the Company's securities**

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Has Voting Rights	Has Other Rights?
Common Stock	10,000,000	7,536,566	Yes	Yes
Other	SAFE Notes	$1,299,000	No	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options	625,611
Other	SAFE Notes

13.   How may the rights of the Securities being offered in this Offering be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

14.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No

15.   How could the exercise of rights held by the principal shareholders identified in the section entitled "Principal Security Holders" above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the Company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the investor.

For example, the shareholders may change the terms of the articles of incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an investor's interest will typically also be diluted.

16.   **How are the securities being offered being valued?**

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Crowd SAFE is determined by the investor, and we do not guarantee that the Crowd SAFE will be converted into any particular number of shares of Preferred Stock. As discussed in the section captioned "Ownership and Capital Structure – 1. Description of the terms of the securities being offered." above, when we engage in an offering of equity interests involving Preferred Stock, Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the price of the Preferred Stock being issued to new Investors is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time calculated as discussed in the section captioned "Ownership and Capital Structure – 1. Description of the terms of the securities being offered." above. The Valuation Cap is equal to $15 million for investors who invest during the first 120 days of the Offering (until July 27, 2021) and is equal to $18 million for investors who invest after the first 120 days of the Offering (after July 27, 2021). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization will be determined by our board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

● unrelated third-party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

17. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such an opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

17. **What are the risks to purchasers associated with corporate actions including:**

a. *Additional Issuances of Securities*

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have

the opportunity to increase its investment in the Company in such a transaction, but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company

b.   *Issuer Repurchases of Securities*

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

c.   *A Sale of the Issuer or of Assets of the Issuer*

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

d.   *Transactions with Related Parties*

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

18. Material Terms of Indebtedness of the Company

Not Applicable

19. Exempt Offerings of the Issuer within the Past Three Years

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
October 24, 2019	Regulation D, 506(b)	SAFE	$100,000	General Operations

November 28, 2019	Regulation D, 506(b)	SAFE	$80,000	General Operations
November 28, 2019	Regulation D, 506(b)	SAFE	$44,000	General Operations
December 2, 2019	Regulation D, 506(b)	SAFE	$50,000	General Operations
February 3, 2020	Regulation D, 506(b)	SAFE	$80,000	General Operations
March 9, 2020	Regulation D, 506(b)	SAFE	$50,000	General Operations
March 9, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
March 9, 2020	Regulation D, 506(b)	SAFE	$500,000	General Operations
March 18, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
March 18, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
June 15, 2020	Regulation D, 506(b)	SAFE	$160,000	General Operations
July 23, 2020	Regulation D, 506(b)	SAFE	$10,000	General Operations
September 18, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
September 24, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
September 24, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations

October 8, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
November 18, 2020	Regulation D, 506(b)	SAFE	$20,000	General Operations
December 1, 2020	Regulation D, 506(b)	SAFE	$80,000	General Operations

20. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

No

1. *any director or officer of the issuer*

   Not Applicable

2. *Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power*

   Not Applicable

3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer*

   Not Applicable

4. *Any immediate family member of any of the foregoing persons*

   Not Applicable

FINANCIAL CONDITION OF THE ISSUER

21. **Does the Issuer have an Operating History?**

Yes

22. **Financial Conditions of the Issuer**

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that

involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Eysz, Inc. was incorporated on May 31, 2018 in the State of Delaware. Eysz has derived limited revenue (from a one-time prize from a competition) since inception and the Company cannot reliably estimate how much revenue it will receive in the future, if any. We plan to develop and deploy software that will be regulated by and require clearance from the Food and Drug Administration. This is one of many regulatory factors that will influence our revenue.

While Eysz has earned a small profit in 2019, the Company cannot reliably estimate how much profit it may generate in the future, if any. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to initiate another capital raise either in parallel with this offering or directly after the completion of this offering to accredited investors. Although the valuation cap offered to investors in this Offering is meant to protect investors in future financing, the Company cannot reliably estimate the terms of any future financing. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

FINANCIAL INFORMATION

23. Financial Information Covering the two Most Recently Completed Years or the Period Since Inception, if Shorter

Please see Exhibit B, attached hereto

24. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. *Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:*

    a. in connection with the purchase or sale of any security?

    No

    b. involving the making of any false filing with the Securities and Exchange Commission?

    No

c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

2. *Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:*

a. in connection with the purchase or sale of any security?

No

b. involving the making of any false filing with the Commission?

No

c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

OTHER MATERIAL INFORMATION

31. **In Addition to the Information Included in This Form, Investors should Read and Understand the Following**:

The Information Contained in the Offering Page, attached as Exhibit C

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: www.eyszlab.com

The issuer must continue to comply with the ongoing reporting requirements, in accordance with Rule 202(b) of Regulation CF (§ 227.202(b), until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A - COPY OF CROWD SAFE AGREEMENT

COPY OF CROWD SAFE AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

EYSZ, INC.

Crowd SAFE

(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], EYSZ, INC., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The **"Valuation Cap"** is equal to $15 million for investors who invest during the first 120 days of the Offering (until July 27, 2021) and is equal to $18 million for investors who invest after the first 120 days of the Offering (after July 27, 2021).

The "**Discount**" is 20%, but only applies to Major Investors.

See Section 2 for certain additional defined terms.

1.   Events

(a)   Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd

SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments

sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders is granting to the board of directors the Company an irrevocable proxy pursuant to Section 6(1) of this Crowd SAFE with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. The board of directors of the Company will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means the SAFE Price for any Investor who is not a Major Investor and the Discount Price for any Investor who is a Major Investor.

"**Discount Price**" means the price per share equal to the lower of (1) the product of (a) one minus the Discount and (b) the price paid per share for preferred stock by the investors in the Equity Financing or (2) the quotient of the (a) the Valuation Cap divided by (b) the Fully Diluted Capitalization.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means Bioverge Portal, LLC a registered securities crowdfunding portal CRD#005022636, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Major Investor**" means an investor whose Purchase Amount is at least $50,000.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions

on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   Investor Representations

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. Transfer Restrictions.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the

Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   Miscellaneous

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to

the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for

arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the State and County where the Company's principal office us located at the time of the arbitration. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor hereby grants to the Board of Directors of the Company (the "**Board**") an irrevocable proxy with respect to all of the shares of Capital Stock or CF Shadow Series issuable upon conversion of this Crowd SAFE (the "**Shares**") under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Board may determine in its sole and absolute discretion. For the avoidance of doubt, the Board, as the holder of the irrevocable proxy (rather than the Investor) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Board hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Investor at any time with respect to the Shares. The Board shall have no duty, liability or obligation whatsoever to the Investor arising out of the Board's exercise of this irrevocable proxy. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Board's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as a stockholder of the Company or otherwise, against the Board or any of its affiliates or agents (including any officers, managers, employees or attorneys) in connection with any exercise of the irrevocable proxy granted hereunder. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

EYSZ, INC.

By: _____

Name:

Title:

Address: 107 Sandringham Rd., Piedmont, CA 94611

Email:

INVESTOR:

By:

Name:

EXHIBIT B - COMPANY FINANCIAL STATEMENTS

(SEE NEXT PAGE)

Eysz, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2020 and 2019

EYSZ, INC.

TABLE OF CONTENTS



To the Stockholders of
Eysz, Inc.
Piedmont, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Eysz, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 9, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

EYSZ, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,192,495	$ 406,041
Prepaid expenses	5,001	-
Income tax receivable	3,405	-
Subscription receivable	469	-
Total Current Assets	1,201,370	406,041
Non-Current Assets:		
Property and equipment, net	76,582	8,174
Intangible assets, net	71,809	44,343
Total Non-Current Assets	148,391	52,517
TOTAL ASSETS	$ 1,349,761	$ 458,558
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 116,857	$ 62,830
Accrued payroll liabilities	2,629	-
Income tax payable	-	9,564
Total Current Liabilities	119,486	72,394
Long-Term Liabilities:		
SAFE agreements liability	1,374,000	274,000
Total Long-Term Liabilities	1,374,000	274,000
Total Liabilities	1,493,486	346,394
Stockholders' Equity/(Deficit):		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 6,427,076 and 5,957,868 shares issued and outstanding, 5,621,963 and 2,315,273 vested, as of December 31, 2020 and 2019, all respectively	643	596
Treasury Stock, $0.0001 par, 263,929 and 263,929 shares held as of December 31, 2020 and 2019, respectively.	26	26
Additional paid-in capital	64,135	57,053
Accumulated deficit	(208,529)	54,489
Total Stockholders' Equity/(Deficit)	(143,725)	112,164
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,349,761	$ 458,558

See Independent Accountant's Review Report and accompanying notes to the financial statements.

EYSZ, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Grants and contracts	$ 123,113	$ 150,000
Total revenues	123,113	150,000
Operating Expenses:		
General & administrative	243,980	52,972
Sales & marketing	-	8,588
Research & development	145,902	17,510
Total Operating Expenses	389,882	79,070
Profit/(loss) from operations	(266,769)	70,930
Other Income/(Expense):		
Other income	1,146	-
Total Other Income/(Expense)	1,146	-
Income/(loss) before benefit/(provision) for income tax	(265,623)	70,930
Benefit/(provision) for income taxes	2,605	(9,564)
Net Income/(Loss)	$ (263,018)	$ 61,366

EYSZ, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

| | Common Stock | | Treasury Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
	Shares	Amount	Shares	Amount			
Balance at January 1, 2019	5,000,000	$ 500	-	$ -	$ 5,393	$ (6,877)	$ (984)
Common stock issued for services - RSPAs	1,221,797	122	-	-	-	-	122
Stock compensation on vested RSPAs	-	-	-	-	6,609	-	6,609
Founder stock contribution	(263,929)	(26)	263,929	26	-	-	-
Founder contribution	-	-	-	-	45,051	-	45,051
Net income	-	-	-	-	-	61,366	61,366
Balance at December 31, 2019	5,957,868	596	263,929	26	57,053	54,489	112,164
Common stock issued for services - RSPAs	469,208	47	-	-	422	-	469
Stock compensation on vested RSPAs	-	-	-	-	6,427	-	6,427
Founder contribution	-	-	-	-	233	-	233
Net loss	-	-	-	-	-	(263,018)	(263,018)
Balance at December 31, 2020	6,427,076	$ 643	263,929	$ 26	$ 64,135	$ (208,529)	$ (143,725)

EYSZ, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income/(Loss)	$ (263,018)	$ 61,366
Adjustments to reconcile net income/(loss) to net cash		
(used in)/provided by operating activities:		
Stock compensation expense	6,427	6,609
Depreciation	7,716	133
Amortization	2,865	747
Change in income tax payables/receivables	(12,969)	9,564
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(5,001)	-
Increase/(Decrease) in accounts payable	54,028	61,064
Increase/(Decrease) in accrued expenses	2,629	-
Net Cash Provided By/(Used In) Operating Activities	(207,323)	139,483
Cash Flows From Investing Activities		
Purchase of property and equipment	(76,125)	(8,307)
Purchase of intangible assets	(30,331)	(45,090)
Net Cash Used In Investing Activities	(106,456)	(53,397)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	-	122
Proceeds from founder contributions	233	45,051
Proceeds from issuance of SAFEs	1,100,000	274,000
Net Cash Provided By Financing Activities	1,100,233	319,173
Net Change In Cash	786,454	405,259
Cash at Beginning of Period	406,041	782
Cash at End of Period	$ 1,192,495	$ 406,041
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 9,564	$ -

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Eysz, Inc. (the "Company"), is a corporation organized on May 31, 2018 under the laws of Delaware. The Company is a developer of seizure detection software created to treat brain disorders worldwide. The software runs an algorithm that uses oculometric data such as eye movements to easily interface and integrate with other eye-tracking systems and therapeutic devices reliably detect when the seizure will occur, enabling clinicians and other professionals to find the possible reason and cause to administer serious diseases.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company's cash balances exceeded FDIC insured limits by $697,995 and $156,041, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of December 31, 2020 and 2019, the Company carried no receivables and no allowance against such.

EYSZ, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's property and equipment consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Equipment	$ 84,431	$ 8,307
Less: Accumulated depreciation	(7,849)	(133)
Property and equipment net	$ 76,582	$ 8,174

Depreciation expense of $7,716 and $133 was recorded on these assets for the years ended December 31, 2020 and 2019, respectively.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and licensing agreements to protect the Company's intellectual property. The Company amortizes patents and licensing agreements over the 20-year useful life. As of December 31, 2020 and 2019, costs totaling $75,421 and $45,090 associated with patents and licensing agreements had been recorded, respectively. Amortization expense of $2,865 and $747 has been recorded for the years ended December 31, 2020 and 2019, respectively. The net carrying value of the intangible assets as of December 31, 2020 and 2019 was $71,809 and $44,343, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairment exist as of December 31, 2020.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, prescribed by FASB ASC 605-28, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue for the years ended December 31, 2020 and 2019 were $123,113 and $150,000, respectively. The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval and payment is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. The Company recorded $145,902 and $17,510 of research and development costs for the years ended December 31, 2020 and 2019, respectively.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the periods ended December 31, 2020 and 2019 totaled $0 and $8,588, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when

the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company had taxable income from operations in 2019 of $37,983. The Company used their NOL carryforward from 2018 of $6,877, to reduce taxable income to $31,106. The Company pays Federal and California income taxes and has used an effective blended rate to derive a net tax liability of $9,564 as of December 31, 2019. The Company has recorded an income tax expense of $9,564 for the year ended December 31, 2019. For the year ended December 31, 2020, the Company carried its net taxable losses back to offset the 2019 income and recorded a $3,405 income tax receivable related to this carryback. With state tax payments, the net tax benefit was $2,605 for the year ended December 31, 2020. The Company estimates it will have a net operating loss carryforward of $295,799 as of December 31, 2020. The Company pays federal and California income taxes at a combined effective rate of approximately 28% and has used this effective rate to derive net deferred tax asset of $57,888 as of December 31, 2020, resulting from its net operating loss carryforwards (deferred tax asset of $82,775), differences in depreciation/amortization methods (deferred tax liability of $30,677) and research and development credits (deferred tax asset of $5,790). Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2020.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has sustained a net loss of $263,018 for the year ended December 31, 2020, has negative operating cash flows for the year ended December 31, 2020, has an accumulated deficit of $208,529 as of December 31, 2020, and has a concentration of revenue derived from grants. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of $0.0001 par value common stock. As of December 31, 2020, and 2019, 6,427,076 and 5,957,868 shares of common stock were issued and outstanding, respectively. The Company also has 263,929 shares of common stock held in treasury stock.

Stock Issuances

The stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of 2-4 years. The vesting is contingent upon continuous service with the Company and other terms defined in the agreements, which provide the Company the right to repurchase unvested shares at $0.0001 per share. As of December 31, 2020 and 2019, 5,621,963 and 2,315,273 of the issued and outstanding shares had vested, respectively.

The Company recognizes the fair value of restricted stock issuances over the vesting periods. Stock-based compensation expense of $6,427 and $6,609 was recognized the years ended December 31, 2020 and 2019, respectively. Total unrecognized compensation cost related to restricted stock issuances amounted to $14,291 as of December 31, 2020 and will be recognized over a weighted average period of 28 months.

In 2020, the Company issued restricted stock purchase agreements for 469,208 shares of common stock, which resulted in subscription receivable of $469. The CEO provided contributions totaling $233 for the year ended December 31, 2020.

In 2019, the Company issued restricted stock purchase agreements for 1,221,797 shares of common stock, resulting in proceeds of $122.

In 2019, the Company's CEO contributed back 263,929 shares of common stock to the Company, which are included in treasury stock.

In 2019, the Company's CEO provided contributions of $45,051.

In 2018, the Company's CEO was issued a restricted stock purchase agreement for 5,000,000 shares of common stock for total proceeds of $500. The CEO also contributed $5,393 during 2018.

Equity Compensation Plan

The Company adopted the *2019 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-statutory stock options, and other equity-based awards to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 625,611 shares of common stock under the Plan. As of December 31, 2020 and 2019, 356,893 were available for grant under the Plan. Shares issued under the Plan totaled 268,718 for the years ended December 31, 2020 and 2019, respectively, and are included in the issuances discussed above.

NOTE 5: SAFE AGREEMENTS

In 2020 and 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $1,100,000 and $274,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a discount rate to the share pricing in the triggering equity financing. $635,000 of the outstanding SAFE agreements provide for a valuation cap of $15,000,000 and a 20% discount, $689,000 of the outstanding SAFE agreements provide for a valuation cap of $8,000,000 and a 20% discount, and $50,000 of the outstanding SAFE agreements provide for a valuation cap of $8,000,000 and a 0% discount.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the price per share in the liquidation event.

If and upon a dissolution event, the purchase amount of the SAFE agreements is payable after satisfaction of debts and ahead of common stock in liquidation priority.

As of December 31, 2020, and 2019, $1,374,000 and $274,000 of SAFE agreements were outstanding.

NOTE 6: CONCENTRATIONS

The Company's revenue sources carry significant concentrations. For the years ended December 31, 2020 and 2019, there were two granting agencies that represented over 10% of total revenue and represented concentrations of risk which were approximately 99% and 100% of total revenues, respectively. Should the Company lose these funding sources it would significantly impair the Company's ability to continue as a going concern.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to

each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Restricted Stock Issuance

In 2021, the Company issued a restricted stock purchase agreement for 1,109,490 shares of common stock. The restricted stock purchase agreement establishes a vesting period of four years, with a one year cliff.

Management's Evaluation

Management has evaluated subsequent events through March 9, 2021, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C - OFFERING PAGE

(SEE NEXT PAGE)

INVESTMENT OPPORTUNITY

EYSZ

EYSZ, INC.

Oakland, California

Transforming Epilepsy Care

- AI-based clinical software using eye movements
- >$5B global opportunity with 70M people affected
- Proven detection of the subtlest seizures


Eysz Overview
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INVESTMENT TERMS

CROWD SAFE

$15M Valuation cap until 7/29/21; $18M thereafter

INVEST

OPPORTUNITY OVERVIEW

Highlights

- ⬡ $1.5M in funding including UCB Pharma, Plug and Play Ventures

- ⬡ $800K in grant funding: NIH, NSF, CTIP, Greenwich Biosciences

- ⬡ Meeting with FDA confirming regulatory pathway completed

- ⬡ Multi-center clinical study (DASEY) enrolling to refine algorithm

- ⬡ >$5B global market opportunity, $1.7B in the US

- ⬡ Multi-Awards: Epilepsy Foundation Shark Tank (1st), International Society for Optics and Photonics (3rd), Berkeley Haas Healthcare (1st)

Jump To: PROBLEM | SOLUTION | IMPACT | MARKET | YOUR OPPORTUNITY | PRESS

The Disease



Convulsive (~20%)   Nonconvulsive (~80%)

Seizures, Epilepsy, and the Numbers

A seizure is a sudden surge of electrical activity in the brain that usually affects how a person appears or acts for a short time. Some seizures, known as convulsive seizures, trigger wild-shaking movements. But, most seizures are non-convulsive and hard to recognize, often confused with staring spells or inattentiveness.

Epilepsy is a debilitating neurological disease characterized by recurring, unprovoked seizures and does not discriminate when it comes to age, gender, and ethnicity. In many parts of the world, people with epilepsy and their families suffer from stigma and discrimination – even here in the US.

Epilepsy

- A neurological disease characterized by recurrent seizures

- Affects all ages, gender, and ethnicities

- No improvement in outcomes in last 30 years

Epilepsy in the US

- **3.4M** people diagnosed with epilepsy
- **400K** children diagnosed with epilepsy
- **150K** annual new epilepsy cases
- **1 in 26** people will develop epilepsy
- **1 in 3** will go on to live with uncontrolled seizures, despite medication.

Epilepsy may occur as a result of a genetic disorder or an acquired brain injury, such as a trauma or stroke. During a seizure, a person experiences abnormal behavior, symptoms, and sensations, sometimes including loss of consciousness. Seizures are the main sign of epilepsy. Some seizures can look like staring spells. Other seizures cause a person to fall, shake, and loose awareness of what's going on around them. A person is diagnosed with epilepsy when they have had two or more seizures.

Epilepsy is one of the most common conditions affecting the brain. When counting both children and adults in the US, about 5.1 million people in the US have a history of epilepsy and about 3.4 million people in the US have active epilepsy (1.2% of the total US population).

More people live with epilepsy than with autism spectrum disorders, Parkinson's disease, multiple sclerosis and cerebral palsy – combined.



EPILEPSY FOUNDATION | **epilepsy**.com

Source: Epilepsy.com (Epilepsy Foundation)

The Problem

With Unreliable Seizure Data, Doctors are Guessing

A Clinician's Perspective

Patients expect their physician to make the best decisions possible with the goal of stopping seizures as fast as possible with minimal side effects. The problem is physicians rarely have an accurate picture of how patients are doing from a seizure standpoint and side effect tolerability.


How many seizures since the last visit? Is he having any side effects?
I don't know! He is so cranky. He goes to daycare. Maybe 1 last weekend but I am not sure?

With more than 99% of seizures occurring outside of the hospital setting, neurologists today must rely on patient-reported seizure data, which is the current standard of care as recommended by the American Academy of Pediatrics and the American Academy of Neurology. However, studies have shown patient-reported data to be more than 50% inaccurate!

This means that doctors are guessing which of the > 20 medicines are likely to work for a given patient. The current standard of care of patient-report data for measuring treatment outcomes results in a prolonged trial-and-error treatment cycle.

In the featured video, Dr. David Ficker, neurologist with the Epilepsy Center at UC Gardner Neuroscience Institute, explains the "trial and error" treatment approach. For people with epilepsy, the cycle results in poor quality of life, poor treatment adherence, and excessive costs.


Diagnosis and Treatment of Epilepsy – What'...
method"
Identify epilepsy syndrome and seizure types
Focal vs. Generalized
Treatment goals: no seizures, no side effects
syndrome
Use monotherapy
Push drug to efficacy or side effects
If drug 1 fails → change to second drug
If drug 2 fails → change to third drug or try 2 drug combination.
Consider EEG monitoring after 2 or 3 drug trials
UC Health

Source: UC HealthCincinnati, "Diagnosis and Treatment of Epilepsy – What's New? - Dr. David Ficker"

For people with epilepsy, this cycle results in poor quality of life, poor treatment adherence, and excessive costs.

A Patient's Perspective



Source: Epilepsy.com (Epilepsy Foundation)

Seizures interfere with day-to-day life and bring social, emotional, and financial stress. Seizures and side effects of medications may make it harder to focus at school or work. Most states don't allow individuals with epilepsy to drive or operate machinery until they have been seizure-free for a certain number of months. As a parent with a child with seizures, it can be difficult to find caregivers or figure out how much independence to give while keeping your loved ones safe.

The goal of treatment is to stop seizures while maintaining a good quality of life. Taking medication and monitoring for seizures is a core part of the life of a person with epilepsy. Seizure monitoring can be really stressful. People with epilepsy frequently do not know if they have had a seizure although they do sometimes notice the after-effects such as missed time or a headache. Caregivers can miss seizures because they may not be in the same room or not know if an event is a seizure. Take a moment to watch the video of Amy and David sharing the parent's perspective on epilepsy.

People taking anti-seizure medications may experience side effects including dizziness, fatigue, weight gain, speech problems, memory problems, and more. These side effects can be really bad, so much so that 40% of patients choose not to take their medications regularly. It can be difficult for people with epilepsy to communicate their side effects to clinicians and explain how the side effects are impacting them.



Meet Amy and David: Parents' Perspective on Epilepsy

A Pharma Perspective

Pharmaceutical companies also rely on self-reported seizure data to measure the outcomes of their drug trials. However, given the inaccuracy of self-reported seizure data pharmaceutical companies have stayed away from developing new therapies for certain types of epilepsy. The current first line of therapies for absence epilepsy, the most common type of epilepsy in children, was developed more than 50 years ago. As one pharma company told us,



We've stayed away from sponsoring clinical studies in absence epilepsy due to difficulty of detecting seizures

- Executive, Pharma Company



It's too risky for the pharmaceutical companies to bet on a new treatment when the outcome they are measuring is so unreliable.

The Solution

Using a Patient's Eye Movements, Doctors Can Get the Data They Need

Eysz is developing an AI-driven digital health solution - to measure disease progression, intervention efficacy, and side effects and provide the data clinicians need to assist them in developing a personalized care plan for their patients with Epilepsy.



Reliable Data to enable Personalized Medicine
Consumer Grade Eye Trackers → Eye movement Data
Patient Information
Seizure Frequency
Eysz Physician Report
Eysz Epilepsy Management Platform

The eye-tracking system records passive eye movements and the data is then retrieved by the Eysz's AI platform to measure seizures and side effects. The platform then produces a physician report with information about trends, historical seizure activity, and personalized dose response.

With our solution, we believe by enabling personalized care:

- ✓ patients will have an improved quality of life with fewer seizures and side effects;
- ✓ providers and payers will see a reduction in wait times, admissions, and stays
- ✓ and researchers will be able to accelerate new therapies at a lower cost.

The Impact

High Costs, No Improvement in Outcomes

There has been no improvement in epilepsy outcomes in the last 30 years while direct costs related to epilepsy have more than doubled in the last 10 years to $28 Billion!

The Value


Improved QOL:
Fewer Seizures and Side Effects


Reduced Healthcare Utilization:
Wait Times, Admissions, Stays


New Therapies:
Accelerated at a lower Cost





Proof - it works

Seizure
UCSF Benioff Oakland
Clinical Observational Study
Involving 30 patients, 30+ Seizures

Eysz has met with the FDA and is currently conducting their development study to refine the algorithm. A second FDA meeting is planned to discuss the validation study with the FDA - the final study required before submission for FDA clearance.

Regulatory Strategy
Pathway: 510K and Device Agnostic
Predicate Device: Embrace
Indication: Absence Seizures
Proof of Concept – IRB
Completed
Initial Market Validation
Completed
Pre-Sub meeting with FDA (Algorithm Dev. Study)
Completed
Algorithm Dev. Study
CHOC
UCSF
In-Progress
Present Algorithm Sensitivity and Specificity to FDA
Initiate Validation Study
Submit to FDA
FDA
Clearance



The Market

Large Market Opportunity with Minimal Competition

Market Opportunity

There are roughly 3.4 million people with epilepsy in the US of which roughly 2.7 million people have seizures associated with loss of consciousness (LOC), with an additional 150,000 new people diagnosed with epilepsy each year. The US market represents only a fraction of the global market, with room to expand to Europe and Asia – as there are over 70 million people suffering from epilepsy internationally. In addition, there are more than 75 new investigational drugs entering into clinical trials to treat epilepsy that would benefit from software like Eysz to monitor patients enrolled in these studies and optimize their treatment.

US Market Opportunity



Clinical Trial Market



Provider Market

Market Validation

Eysz have validated the market opportunity and need, as part of the National Science Foundation I-Corps program.

- 150 Stakeholder Interviews

- Avoid Direct to Consumer Approach

- Confirmed Clinical Need

- Identified Value Proposition for Pharma

- Confirmed Priority of Diary vs. Alarm

"This solution opens many doors for us. We've stayed away from sponsoring clinical studies in absence epilepsy due to difficulty of detecting seizures"
– *Executive, Large Pharma Co.*

"Nothing is really being done right now to understand the frequency of seizures"
– *Physician, Boston Children's Hospital*

"The holy grail of epilepsy treatment is precision-based dosing."

- Medical Director, Small Pharma Co.

Business Model

Eysz's business model targets two primary customers: providers (neurologists) and the pharmaceutical market. Eysz will employ a Software-as-a-Service (SaaS) model for providers charging a fee per patient per month that leverages existing reimbursement codes and allows for the application for additional codes in the future. Pharmaceutical researchers will be charged a flat fee per patient screened in a clinical study.



Providers
SaaS
Per Patient Per Month
Reimbursement Strategy
Existing/Apply CPT Codes
Apply for HCPCs
Apply for Breakthrough
CMS
Pharma
Fixed Fee
Per Patient Per Clinical Trial Phase

Competition

Currently, the primary competition is paper-based and digital seizure diaries that track patient self-reported outcomes. However, there are companies that have developed or are developing solutions to track seizures but the underlying technology (eg. accelerometers, electromyography) limits the type of seizures they can address. Other technologies (i.e, EEG-based wearables) can cover all seizures types but have difficulty identifying clinical seizures. At Eysz, we are focused on developing a solution that can cover all seizure types with a clinically accepted sensitivity and specificity. More importantly, we believe our solution will allow us to not only focus on seizure outcomes but also non-seizure outcomes.

Team

An Experienced, Diverse Team On a Mission to Improve Quality of Life for People with Epilepsy

Leadership Team



Rachel Kuperman, M.D
Founder CEO

Neurologist with dual certifivation in epilepsy and neurology with over 10 years' experience directing the clinical epilepsy and research program at UCSF Benioff Children's Hospital, Oakland.



Jit Sarkar, Ph.D.
Co-Founder

Leads the algorith development for Eysz solution. He completed his undergraduate degree in computer science and has deep experience applying machine learning methods. His PhD from UCSD focused on extracting signals from a complex medium.



Parth Amin
Co-Founder

Leads our Product Development efforts and GMT Strategy. Brings 20+ Years Medical Device Experience in Product and Project Management, Product Launch, and Alliances having worked at companies such as Siemens Healthineers, Varian, and Omnicell.

Advisors



Robert Fisher, M.D., Ph.D.

Scientific Advisors

Dr. Fisher is Maslah Saul MD Professor and Director of Stanford Epilepsy Center. He had research awards from the Klingenstein Foundation, EF, CURE and NIH. He published 160 per reviewed articles and 4 boks. He was named 1996-2016 in the Best Doctors in America. Dr. Fisher is Past-President of the American Epilepcy Society and has served on the Board of the ILAE and as Editor-in-Chief of the Journal, Epilepsia. His research is on new devices to treat epilepsy.



Hal Blumenfeld, M.D., Ph.D.

Scientific Advisor

Dr. Blumenfeld's clicical and research work focused on epilepsy, cognition and brain imaging. He directs Yale's Clinical Neuroscience Imaging Center (CNIC), a new multi-disciplinary core facility for innovative study and treatment of brain disorders. Teaching activities include a textbook titled Neuroanatomy Through Clinical Cases, Sinauer Assoc., Publ. 2002, 2010.



Peter Milford, Ph.D.

Technical Advisor

Dr. Milford has over 15 years experience in developing high technology instrumentation. He was CTO of Eyefluence, which was developing the next generation eye-trackling wearable technology, up until October 2016, when purchased by Google. He continued to develop eye interaction reality (AR) and virtual reality (VR) headsets. He now serves as the President of Parallel Rules consulting firm.



Nicolle Napier-Ionascu, Psy.D.

Scientific Advisor

Practicing neuropsychology for over 12 years. She is also the head Neuropsychologist in the Epilepsy department at UCSF Benioff Children's Hospital Oakland.

Your Opportunity

Making Investing Accessible to the Epilepsy Community

If Eysz can garner so much attention from prominent organizations, why crowdfund? At Eysz, we know that to transform epilepsy care we cannot do it alone and it will require the support of the entire Epilepsy Community – patients, friends, families, clinicians, caregivers, nurses, and colleagues. We are offering this crowdfunding opportunity to engage the community and join us in our mission to transform epilepsy care. Our goal is to have investment in Eysz, accessible to the community we hope to serve as well as traditional investors.

Investment Terms: Crowd SAFE with $15M valuation cap until 7/29/21 (9am PST/12pm EST) and $18M valuation cap thereafter

A SAFE is a Simple Agreement for Future Equity, whereby an investor makes a cash investment into a company in order to receive company equity at a later date, in connection with a specific event. The Crowd SAFE is a modified SAFE that is better suited for crowdfunding.



Press

Awards, Achievements and Other Newsworthy Items

Eysz wins 3rd place at SPIE 2020 Competition

February 12, 2020



The annual pitch competition at SPIE Photonics West 2020 showcased two photonics-focused tracks, recognizing six winners in healthcare and deep tech.

Eysz wins 1st Place at the 2019 Epilepsy Foundation Shark Tank Competition

May 24, 2019



Epilepsy Foundation Awards $200K in Grants to Support Development of Innovative Products for Epilepsy Diagnosis & Treatment.

Eysz wins 1st Place at the 2020 Berkeley Haas Healthcare Startups Competition

March 6, 2020



The winners of the Startup Pitch Awards have been announced! Congratulations to Dr. Rachel Kuperman and the team at Eysz for their innovative tool for detecting seizures #epilepsy.

NIH Awards Eysz SBIR Phase 1 Grant for Clinical Study

September 30, 2020



Eysz, Inc. is developing an algorithm and software solutions to reliably and affordably detect seizures in an ambulatory setting using existing smart glass technologies.

Rachel Kuperman, MD Selected to Fogarty Innovation's Ferolyn Fellowship Program

January 28, 2021



As a member of the fifth class of Ferolyn Fellows, Rachel had heard about the program's ability to take her career to the next level thanks to a recomendations from Ferolyn alumna Maria Artunduaga, MD.

Eysz Launches Detecting Absence Seizures Using EYe-tracking (DASEY) Study

June 19, 2020



The goal of his study is to develop a comfortable system that uses a wearable eye-tracker similar to eyeglasses to assist people with epilepsy in counting and measuring the severity of seizures. Participants will wear an eye-tracker during a routine EEG.

Eysz Accepted Into West Coast Consortium for Technology Inovation In Pediatrics (CTIP)

June 19, 2019



CPI
GRANT

Now in its third year, the CTIP Catalyzing Pediatric Innovation Grant remains competitive. CTIP received over 100 Letters of Intent for our 2019 Catalyzing Pediatric Innovation Grant and is enthusiastic about cutting-edge solutions...

Eysz Selected To The Spring 2021 Cohort For The National Institutes Of Health I-Corps Program

January 27, 2021



Spring Cohort 2021
I-CORPS
NIH

Eysz is pleased to announce that we have been selected to the Spring 2021 Cohort for the National Institute of Health I-Corps program - an intensive 8-week program that provides funding, mentoring...

Eysz Form C Regulatory Filing

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